Ballard Power Systems Inc.
News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Reports Solid 2006 Operating Achievements and Provides
2007 Performance Targets

For Immediate Release – January 30, 2007

Vancouver, Canada – Ballard Power Systems today announced its 2006 operating achievements, and provided performance targets for 2007. All amounts are in U.S. dollars, unless otherwise noted.

“In 2006 we completed our strategic re-positioning, developing a sharper focus on our core fuel cell stack business, and placing a heightened priority on nearer-term, non-automotive markets. Our agreement in December for the sale of our electric drive operations was a final step in that re-positioning. At the same time, we continued to advance our leadership position in automotive fuel cell technology,” said John Sheridan, President and CEO, Ballard Power Systems. “As well, our 2006 achievements demonstrate the progress we have made in building a delivery culture with strong execution capabilities.”

2006 Achievements

Financial:

•	Grew revenues by 15% to $62 million (unaudited1) from $53.7 million[1] in 2005, meeting its guidance of $55-$65 million

•	Reduced operating cash consumption by 38% to $51.4 million (unaudited1) from $83.3 million[1] in 2005, meeting its guidance of $50-$65 million

Product Sales:

•	Shipped 315 Mark 1030 fuel cell products to customers in the residential cogeneration market, with a backlog of 65 units, against a target of 280 units shipped or booked

•	Shipped 147 Mark 9 SSL™ fuel cell products to customers in the materials handling market, and signed a two-year supply agreement with General Hydrogen for 2,900 units, against a target of 300 units shipped or booked

Product and Technology Development:

•	Delivered the next generation residential cogeneration fuel cell prototype, designed to meet the Japanese government’s targets for longer life and reduced cost

•	Delivered the next generation automotive fuel cell prototype, designed to meet customer requirements for longer life and improved freeze start capability

•	In its automotive technology development activities with respect to the U.S. Department of Energy’s high-volume commercialization targets, Ballard met or exceeded its goals for cost ($65/kW), freeze start (-30°C in 195 seconds) and volumetric power density (1,500 Wattsnet/Litre). At December 31, 2006, Ballard had not achieved its durability target of 2,300 hours. The durability test is ongoing and Ballard expects to reach this target in the second quarter of 2007.

2007 Performance Goals

Ballard has set specific 2007 goals related to sales and product and technology development that will demonstrate its capability to advance fuel cell technology toward successful commercialization. The progress represented by the achievement of these goals will position the company for accelerated growth in non-automotive markets over the medium term.
Specific 2007 performance targets include:

Financial:

•	Increase revenues by up to 30% over 2006 to between $55-$65 million, on a pro forma basis, to adjust for the sale of Ballard’s electric drive operations

•	Reduce operating cash consumption by up to 20% from 2006 to between $40-$50 million

Product Shipments:

•	700 Mark 9 SSL™ fuel cell products, primarily for the materials handling market (vs. 147 in 2006)

•	400 Mark 1030 fuel cell products, primarily for the residential cogeneration market (vs. 315 in 2006)

•	100 Mark 1020 ACS fuel cell products, primarily for the backup power market (vs. 10 in 2006)

Product and Technology Development:

•	Reduce Mark 9 SSL™ product cost by 25%

•	Transfer Mark 1030 assembly to Ballard’s joint-venture company in Japan by year end, to prepare for volume ramp requirements

•	Continue to advance core automotive fuel cell technologies toward the demonstration of the U.S. Department of Energy’s 2010 targets

Conference Call
A conference call for investors and analysts will be held at 8:00 a.m. PST (11:00 a.m. EST) on Tuesday, January 30, 2007 to discuss Ballard’s 2006 achievements. Access to the call may be obtained by calling the operator at 604-638-5340 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 604-638-9010. The confirmation number to access the playback is 5173#. The simultaneous audio web cast can be accessed on Ballard’s website at www.ballard.com and will be archived for replay.

About Ballard
Ballard Power Systems (TSX: BLD, NASDAQ: BLDP) is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack or Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark9 SSL are registered trademarks of Ballard Power Systems Inc.